
10013226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH, D.C.
193
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From ________ To ________

Commission File No. 0-22759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.
17901 Chenal Parkway
Little Rock, AR 72223

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 11-K

Index



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee
Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
June 23, 2010

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2009	2008
Assets:		
Cash	$ 30,075	$ 2,312
Investments, at fair value	36,958,456	34,444,420
Receivables:		
Employer contributions	15,175	27,383
Participant contributions	20,100	58,102
Total assets	37,023,806	34,532,217
Liabilities:		
Excess contributions payable	-	2,454
Total liabilities	-	2,454
Net assets reflecting all investments at fair value	37,023,806	34,529,763
Decrease from fair value to contract value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	(132,144)	(17,894)
Net assets available for benefits	$36,891,662	$34,511,869

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2009
Investment income:	
Net appreciation in fair value of investments	$ 1,154,788
Interest and dividends	689,466
	1,844,254
Contributions:	
Employer	467,289
Participant	1,326,570
Rollover	146,523
Total contributions	1,940,382
Total investment income and contributions	3,784,636
Deductions:	
Benefits payments	1,397,928
Administrative expenses	6,915
Total deductions	1,404,843
Net increase	2,379,793
Net assets available for benefits, at beginning of year	34,511,869
Net assets available for benefits, at end of year	$36,891,662

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (the "Employer"), except leased employees and independent contractors. Employees become eligible to participate in the Plan after completing an hour of service for the Employer. Employer includes any corporation into which it may be merged or consolidated, or any corporation that may hereafter accept and adopt the terms of this Plan with approval of the Board of Directors of Bank of the Ozarks, Inc. Employer also includes any corporation which is a member of a controlled group of corporations and all trades or businesses which are under common control, provided, however, that service with an employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Participants may elect to defer a percentage of their eligible pretax compensation as allowed by the Internal Revenue Code (the "Code"), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the Employer in its discretion shall determine. The Employer's matching contribution for 2009 was equal to 50% of a participant's elective deferrals up to 6% of the participant's eligible compensation. Participants may direct contributions to any of the investment options selected by the Plan's administrative committee.

The Employer may also make a discretionary profit sharing and/or Employee Stock Option Plan ("ESOP") contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make elective deferrals in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2009. At both December 31, 2009 and 2008, all ESOP shares were allocated to participant accounts and are participant directed.

Vesting

Participants are immediately vested in their elective deferrals plus actual earnings thereon. Vesting in the Employer's matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's elective deferrals and allocations of (i) the Employer's matching and discretionary contributions and (ii) Plan earnings and is charged an administrative expense for recordkeeping. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated. At December 31, 2009 and 2008, forfeitures of $10,675 and $2,521, respectively, were available to satisfy future Employer matching contributions.

Payment of Benefit

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (i) five years or (ii) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five additional years) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (i) payment in a lump sum, (ii) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (iii) a combination of (i) and (ii). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Administrative Expenses

Administrative recordkeeping expenses incurred in connection with the operation of the Plan are typically borne by the participants. All other administrative fees are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, whereby additions and deductions to net assets available for benefits, other than benefit payments, are recognized when earned or incurred, respectively. Benefit payments are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of collective investment funds in which the Plan holds an interest are presented at fair value. However, contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits. The net appreciation reported in the Plan's statement of changes in net assets available for benefits reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

The collective investment fund holds guaranteed investment contracts ("GIC"), synthetic GICs and cash and cash equivalents. The collective investment fund provides for daily redemption of units for certain purposes. All participants in the collective investment fund have a proportionate undivided interest in all assets of the fund.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Topic 820 by requiring more robust disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. Among other things, ASU 2010-06 requires separate disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements as opposed to presenting such activity on a net basis. The new disclosures and clarifications of existing disclosures are effective beginning with the 2010 plan year, except for the disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for the 2011 plan year.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162." SFAS No. 168 was issued to replace SFAS No. 162 as a result of the FASB Accounting Standards Codification™ (the "Codification") which has become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. The Codification supersedes all existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The provisions of SFAS No. 168 were effective for financial statement periods ending after September 15, 2009. The adoption of SFAS No. 168 did not have a material effect on the Plan's financial statements.

In April 2009, the FASB issued FSP 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the assets or liabilities have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of FSP 157-4 were included in the Codification under Topic 820 and were effective for financial statement periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material effect to the Plan's financial statements.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets in the periods indicated is as follows:

	December 31, 2009
Federated Investors Capital Preservation Fund (Contract value of $4,847,459)	$ 4,979,603
Bank of the Ozarks, Inc. common stock –865,052 shares	25,320,078

	December 31, 2008
Federated Investors Capital Preservation Fund (Contract value of $4,448,826)	$ 4,466,720
Bank of the Ozarks, Inc. common stock – 849,513 shares	25,179,574

During 2009, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value, as determined by published or reported prices on December 31, 2009, as follows:

Registered investment companies	$1,290,716
Bank of the Ozarks, Inc. common stock	(135,928)
	$1,154,788

The Plan invests in various investment securities. Investment securities are subject to certain risks including interest rate, market, credit and various other risks. Due to the level of risk associated with the Plan's investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received determination letters from the Internal Revenue Service (the "IRS") dated September 27, 2000 and October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. At December 31, 2009, the Plan Administrators believe the Plan is currently designed and is being operated in accordance with the Code. In the event it is determined that the Plan is not operating in compliance with the Code, the Employer will take the necessary steps to bring the Plan's operations into compliance.

5. Party-In-Interest Transactions

A substantial portion of the Plan's assets are invested in shares of the Employer's common stock. During 2009, cash dividends paid on such shares totaled $449,517. Because the Employer is the Plan Sponsor, and effective October 1, 2009 began serving as trustee of the Plan, the transactions involving shares of the Employer's common stock qualify as party-in-interest transactions.

The Plan also has assets invested in Federated Investors mutual funds and Federated Investors Trust Company collective investment funds. Because Federated Retirement Plan Services provides certain custodial and record keeping services and served as trustee of the Plan for a portion of 2009, the transactions involving shares of the Federated Investors mutual funds and Federated Investors Trust Company collective investment funds also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits in the financial statements to the Form 5500 for the periods indicated:

	December 31, 2009	December 31, 2008
Net assets available for benefits in the financial statements	$36,891,662	$34,511,869
Amounts allocated to withdrawing participants	(22,155)	(70,336)
Increase from contract value to fair value for Federated Investors Capital Preservation Fund, which is considered a fully benefit-responsive investment contract	132,144	17,894
Net assets in the Form 5500	$37,001,651	$34,459,427

The following is a reconciliation of the increase in net assets available for benefits as of the December 31, 2009 financial statements to the net increase in net assets available for benefits in the Form 5500:

	2009
Increase in net assets available for benefits in the financial statements	$2,379,793
Amounts allocated to withdrawing participants	48,181
Change in excess of estimated fair value over contract value of investment in benefit-responsive investment contract	114,250
Increase in net assets in the Form 5500	$2,542,224

Amounts allocated to withdrawing participants of $22,155 and $70,336 as of December 31, 2009 and 2008, respectively, are recorded on Schedule H of Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of those dates.

7. Fair Value Measurements

Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect the Plan's own estimates about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds – The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges.

Bank of the Ozarks, Inc. common stock – Investments in Bank of the Ozarks, Inc. common stock are valued at the last reported sales price from the national exchange it is listed on the last business day of the Plan year.

Collective investment fund – The fair value of the Plan's interest in the Federated Investors Capital Preservation Fund is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2009 and 2008 measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
December 31, 2009:			
Mutual funds:			
Equity funds	$ 4,887,016	$ -	$ -
Bond funds	1,336,086	-	-
Blended funds	435,673	-	-
	6,658,775	-	-
Bank of the Ozarks, Inc. common stock	25,320,078	-	-
Collective investment fund	-	4,979,603	-
	$31,978,853	$4,979,603	$ -
December 31, 2008:			
Mutual funds:			
Equity funds	$ 3,920,592	$ -	$ -
Bond funds	761,495	-	-
Blended funds	116,039	-	-
	4,798,126	-	-
Bank of the Ozarks, Inc. common stock	25,179,574	-	-
Collective investment fund	-	4,466,720	-
	$29,977,700	$4,466,720	$ -

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan
IRS Form 5500, Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
		Mutual Funds	
	American Funds	EuroPacific Growth Fund	$ 646,932
	Oppenheimer Funds	Global Fund	661,890
	Baron Funds	Small Cap Fund	613,235
	Royce	Special Equity Fund	116,147
*	Federated Investors	Kaufmann Fund	499,122
	Perkins	Mid-Cap Value Fund	610,390
	American Funds	Growth Fund	731,112
	Davis Funds	New York Venture Fund	713,895
*	Federated Investors	Max-Cap Index Fund	294,293
	Fidelity	Balanced Fund	435,673
*	Federated Investors	Total Return Government Fund	531,644
*	Federated Investors	Total Return Bond Fund	804,442
			6,658,775
		Collective Investment Fund	
*	Federated Investors Trust Company	Capital Preservation Fund	4,979,603
		Common Stock	
*	Bank of the Ozarks, Inc.	865,052 Shares	25,320,078
			$36,958,456

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan



Date: June 23, 2010

By:

Paul Moore
Chief Financial Officer and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32177 on Form S-8 of Bank of the Ozarks, Inc. of our report dated June 23, 2010, appearing in this Annual Report on Form 11-K of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
June 23, 2010